

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

_Via U.S. Mail and facsimile: (845) 356-8118_

December 17, 2008

Mr. Daryl K. Gisser
  President and Chief Executive Officer
GISSER AUTOMOTIVE CONCEPTS, INC.
52 Edison Court
Monsey, NY 10952

> **Re:** **Gisser Automotive Concepts, Inc.**
> **Registration Statement on Form S-1, Amendment No. 7**
> **Filed November 24, 2008**
> **File No. 333-145181**

Dear Mr. Gisser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Experts, page 43

1.  Please include a second paragraph under this heading similar to that included in the Form S-1, Amendment No. 4, filed with us on May 28, 2008, which references your unaudited interim financial statements as of October 31, 2008 and

for the six months ended October 31, 2008 and 2007, and were reviewed by your independent registered public accounting firm, Ross & Company CPA, PLLC.

Interim Financial Statements (Six Months Ended October 31, 2008 and 2007)

Report of Independent Registered Public Accounting Firm, page F-1

2.  Please revise the opening paragraph as follows:  "We have reviewed the accompanying balance sheet…as of October 31, 2008 (an interim period) and the related statements of operations, stockholders' equity, and cash flows for the six-month periods ended October 31, 2008 and 2007.  These interim…responsibility of the Company's management."  Refer to Rule 8-03 of Regulation S-X whereby the comparable period of the preceding fiscal year is also required.  The third paragraph of the report should also be expanded to reflect the inclusion of the comparable October 31, 2007 interim period.

3.  With regards to the second paragraph, where you disclose "in accordance with standards established by the American Institute of Certified Public Accountants," please replace with "in accordance with the standards of the Public Company Accounting Oversight Board (United States)."  Further, where you indicate "in accordance with generally accepted auditing standards," please replace with "in accordance with the standards of the Public Accounting Oversight Board (United States)."  See paragraph 3 of PCAOB Auditing Standard No. 1 ("References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board").  Also, it appears that you inadvertently omitted the words "the financial" from the phrase "which is the expression of an opinion regarding the financial statements taken as a whole."  Please revise accordingly.

4.  Please give consideration to revising the fourth paragraph as follows:

    *We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet as of April 30, 2008, and the related statements of operations, stockholders' equity, and cash flows for the year then ended and in our report dated September 8, 2008, we expressed an unqualified opinion (with explanatory paragraphs relating to conditions that raise substantial doubt about its ability to continue as a going concern and the restatement of the financial statements for treatment of common stock to be issued) on those financial statements.  In our opinion, the information set forth in the accompanying balance sheet as of April 30, 2008, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.*

Reference is made to paragraph 39 of the AICPA's Statements on Auditing Standards No. 100, "Interim Financial Information," (i.e., see the PCAOB's website reference to AU Section 722). We note your current paragraph disclosure appears to have been based on paragraph 16 under AU Section 504, "Association with Financial Statements;" however, AU Section 722, "Interim Financial Information," is applicable here as the auditors appeared to have applied procedures sufficient to permit them to issue a review report on the unaudited interim financial statements.

Balance Sheets, page F-2

5.      See the line item "Common stock to be issued…" Please revise the number of shares to be issued at October 31, 2008 to be 2,286,000 (as shown in Note H) rather than 350,000 shares.

Note A – Summary of Significant Accounting Policies, page F-11

6.      Please delete the second paragraph under the heading Going Concern. As the interim financial statements have not been audited, it is not necessary to also state that the most recent cumulative balances have not been audited.

7.      Similar to the disclosure contained in the Form S-1, Amendment No. 4, filed with us on May 28, 2008, please add a paragraph under the heading "Going Concern" to disclose: "*These interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.*" See Instruction 2 to Rule 8-03 of Regulation S-X.

Note G – Restatements, page F-21

8.      The "As Restated" balance of SG&A should be $1,405,220. You appear to have inadvertently picked up the balance of total costs and expenses instead. Please revise as appropriate.

9.      The six months ended October 31, 2007 constitute the first six months of the year ended April 30, 2008. For that reason, it appears that the restatement for option expense would be $588,000 rather than $96,250. You appear to have inadvertently used the option expense for fiscal 2007 when calculating your charge. If our understanding is correct, please revise. If the option expense actually recorded in your historical financial statements for the six months ended October 31, 2007 was only $96,250, it appears that this revision will impact your Statement of Operations and your Statement of Cash Flows for the six month period ended October 31, 2007 as well, but that no other financial statements will require revision for this option expense increase. Please determine whether this

error effects your financial statements or only the restatement disclosures presented in Note G. Revise your filing accordingly and advise us as appropriate.

10. We note from your prior filings that no adjustments for option expense, loan bonus expense and salary bonus expense were recorded prior to the filing of your financial statements for the period ended January 31, 2008. For that reason, it appears that the entire amount of the restatement adjustments for option expense, loan bonus expense and salary bonus expense should be recorded in the column labeled "Amount of Change." That is, the "Amount of Change" in the line items of the Statement of Operations" would appear to be $1,200,500 (assuming a restatement for option expense in the amount of $588,000). If our understanding is correct, the "As Previously Reported" balances will also require adjustment so that they will reconcile to the "As Restated" balances. Please revise or advise, as appropriate.

11. As a related matter, it appears that your balance sheet adjustments in Note G should be similarly revised. That is, the amount of change for the period ended October 31, 2007 should be $1,200,500. We agree with your ending balance of common shares to be issued ($4,448,000). However, the opening balance will require revision as a result of the increase in the amount of the change. The accumulated deficit balance will also require adjustment.

Audited Financial Statements (Year Ended April 30, 2008 and 2007)

Statement of Stockholders' Equity, page F-9

12. We note the changes you made in response to prior comment 2 of our letter dated September 30, 2008. However, beginning with the fiscal year ending April 30, 2006, it appears the newly inserted amounts in the column labeled "Total Stockholders' Equity (Deficit) As Restated" were inadvertently not included in the calculation of this column's total for each of the years ended April 30, 2006, 2007 and 2008 at pages F-9 and F-10. For example, for the line item labeled "Balance April 30, 2006" on page F-9, you disclose a total of $(1,725,271), whereas the corrected total would appear to be $105,729. Please correct the April 30, 2006, 2007 and 2008 totals for the column labeled "Total Stockholders' Equity (Deficit) As Restated." The revised column total for the line items "Balance April 30, 2007" and "Balance April 30, 2008" should agree with the amounts shown as "Total Stockholders' Equity" on the face of the Balance Sheet at page F-2. We note you have correctly reflected the appropriate amounts in the Statements of Stockholders' Equity for the October 31, 2008 interim financial statements.

Note C – Related Party Transactions, page F-14

13.     We note the changes you made in response to prior comment 6 of our letter dated September 30, 2008.  In the third paragraph, refer to the sentence beginning with "During the period ended April 30, 2008, no shares were issued for the deferrals…solely pertaining to the two first quarters of fiscal year 2009 deferrals." Please revise this sentence to clarify that the shares you refer to pertain to the 'fiscal year 2008 deferrals' rather than the 'two first quarters of fiscal year 2009 deferrals.'

Note G – Restatements, page F-21

14. We have reviewed your restatement disclosures to date, here and in your previous amendments.  In view of the significant number of changes and revisions to these balances and to your related footnote disclosures, we believe that a final presentation of the complete adjustments would facilitate the reader's understanding.  For this reason, please revise these schedules to disclose the entire adjustment for each fiscal year in the column labeled "Amount of Change." Specifically, it appears from your opening paragraph that the full and complete amount of the change to SG&A was $1,417,500 for fiscal 2007 and $2,401,000 for fiscal 2008.  If our understanding is correct, please revise your schedules accordingly.  The "As Restated" balances should continue to tie to your historical financial statements.

Note H – Common Stock To Be Issued, page F-22

15.     We note the changes you made in response to prior comment 8 of our letter dated September 30, 2008.  Please revise the total amount of "Fair Value of Common Shares To Be Issued" as of April 30, 2008 to be $5,648,500, rather than the inadvertent amount of $6,873,500.  The column does not add up correctly otherwise.

Age of Financial Statements

16.     Please continue to consider the financial statement updating requirements set forth in new Article 8, Rule 8-08, of Regulation S-X.  Please refer to Section IV, "Compliance Dates," of SEC Release No. 33-8876, "Smaller Company Regulatory Relief and Simplification," which became effective on February 4, 2008 and our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Accountants' Consent

17.     Amendments to the Registration Statement on Form S-1 should contain currently
        dated accountants' consents.  Manually signed consents should be kept on file for
        five years. Reference is made to Rule 402 of Regulation C.


                                    **********


        As appropriate, please amend your registration statement in response to these
comments.  You may wish to provide us with marked copies of the amendment to
expedite our review.  Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information.  Detailed cover
letters greatly facilitate our review.  Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   •    should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   •    the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •    the company may not assert staff comments and the declaration of effectiveness
        as a defense in any proceeding initiated by the Commission or any person under
        the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Ms. Beverly Singleton at (202) 551-3328 or Ms. Margery Reich at (202) 551-3347 with any questions.  If you need further assistance, you may contact me at (202) 551-3211.

Regards,

David R. Humphrey
Branch Chief

cc:     Via Facsimile (516) 371-1846
        Miles Garnett, Esq.